

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2015

James Park
President and Chief Executive Officer
Fitbit, Inc.
405 Howard Street
San Francisco, California 94105

> **Re:** **Fitbit, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 21, 2015**
> **File No. 333-203941**

Dear Mr. Park:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2015 letter.

Summary Consolidated Financial and Other Data, page 12

1. We note your response to prior comment 3 and amended disclosure on page 58 stating that you do not believe that the Paid Active User metric has a direct effect on your revenue and operating results since substantially all of your revenue to date has been derived from sales of your connected health and fitness devices. Please also include this clarifying disclosure in note 5 to your table.

Key Business Metrics

Paid Active Users, page 57

2. We note your response to prior comment 2. However, we continue to believe that this metric does not provide sufficient insight into the level of engagement of your users,

since it does not provide information into the number of users that became inactive during the periods presented. Please provide additional quantitative information on typical user activity, and corresponding challenges, if any, encountered to date in retaining users. To the extent that you do not track, currently calculate, or use any metrics regarding churn rates of your users or the number of users that became inactive during any given period, please state so unequivocally, and discuss resulting risks. Disclose that this metric does not measure individual users' continual engagement on your platform and should not be used for that purpose.

3.   We note your response to prior comments 3 and 5. However, describing this pool of users as "paid active users" appears inappropriate, since substantially all your users could be characterized as "paid" users with the exception of users that have downloaded free apps, which you state represents a non-material number of your users. Furthermore, since you state that the measure does not have a direct effect on revenues, it appears improper to refer to such users as "paid." To the extent that you elect to retain this measure, revise your disclosure to ensure that the title of the metric does not suggest that users counted in this measure have contributed to your revenues beyond your ordinary sales of hardware.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

James Park
Fitbit, Inc.
May 28, 2015
Page 3

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Jeffrey R. Vetter, Esq.
       Fenwick & West LLP